UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

EVERGREEN InternationAL Corp.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-30432

Delaware	22-2335094
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2295 N.W. Corporate Blvd., Suite 230, Boca Raton, FL 33431

(Address of principal executive offices)

Tel: (561) 245-8347

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 27, 2018

Evergreen International Corp.

2295 N.W. Corporate Blvd., Suite 230, Boca Raton, FL 33431

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF EVERGREEN INTERNATIONAL, CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement, and unless the context otherwise requires, “the Company”, “we,” “our” and “us” refers to Evergreen International Corp.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the proposed changes in our board of directors (the “Board”) as a result of the Share Purchase transaction described below. The date of this Information Statement is July 27, 2018.

This Information Statement is being mailed to our stockholders of record as of July 27 (the “Record Date”). The mailing date of this Information Statement will be on or about July 27, 2018. On the tenth (10th) day after this Information Statement has been distributed to the stockholders or August 6, 2018, the director designee named herein will be appointed to the Board (the “Effective Date”).

In connection with the Share Purchase described below, there will be a change in our Board and executive officers. Effective August 6, 2018, Mr. Brad Houtkin is resigning from his positions as President, CEO, Treasurer and Director of the Company, Mr. Michael Houtkin is resigning as the Secretary and Director of the Company, and Ms. Sherry Houtkin is resigning as a Director of the Company. Further, the Board of Directors of the Company appointed Jiangou Wei as the sole Director, CEO, President and Treasurer of the Company, and Ge Gao as the Corporate Secretary of the Company, with such appointments to be effective on the Effective Date. The appointment of the new sole director and executive officers and resignation of the existing officers/directors is to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF EVERGREEN INTERNATIONAL, CORP.

On June 22, 2018, the Company (f/k/a Arbor EnTech Corporation) entered into a Stock Purchase Agreement (the “SPA”) with Tan Ying Lok (the “Purchaser”) and those selling stockholders listed on Schedule A of the SPA, including Airmont Trust and Brad Houtkin, the Company’s two controlling stockholders (collectively, the “Sellers”), pursuant to which the Purchaser agreed to acquire 7,258,750 shares of common stock representing approximately 98.75% of the company’s issued and outstanding common stock (the “Shares”) for $325,000. The SPA was a result of a privately negotiated transaction.

On July 27, 2018, the transactions contemplated by the SPA was closed, and as a result, the Purchaser completed the acquisition of the Shares, representing 98.75% of the company’s issued and outstanding common stock for $325,000, which was funded out of the purchaser’s personal funds. The consummation of the transactions contemplated by the SPA resulted in a change of control of the Company.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), of which 7,350,540 shares were outstanding as of the Record Date, and 1,000,000 shares of preferred stock, of which no shares are issued and outstanding. Each share of Common Stock entitles the holder to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Purchase. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Purchase:

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Brad Houtkin (1)	6,799,000	92.5%
Sherry Houtkin (2)	3,395,000	46.2%
Michael Houtkin	-	0%
All directors and Executive officers as a group (3 persons)	6,799,000	92.5%

(1) Includes 3,395,000 shares owned by Airmont Trust of which Brad Houtkin is co-trustee with his mother, Sherry Houtkin. Sherry Houtkin and Brad Houtkin share voting and investment control over these shares in their capacities as trustees of the Airmont Trust. The remaining 3,404,000 shares are held of record by Mr. Houtkin.

(2) Represents shares owned by Airmont Trust, of which Sherry Houtkin, Trustee, is co-trustee with her son, Brad Houtkin. Sherry Houtkin and Brad Houtkin share voting and investment control over these shares in their capacities as trustees.

Beneficial Ownership Immediately After the Share Purchase:

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Tan Ying Lok	7,258,850	98.75%
Jiangou Wei	-	0%
Ge Gao	-	0%

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

In connection with the closing of the Share Purchase, there will be a change in our Board and executive officers erective on the Effective Date: (1) Mr. Brad Houtkin, who serves as our President, CEO, Treasurer, and Director, will resign from his directorship and executive officer positions; (2) Mr. Michael Houtkin, who serves as our Secretary and Director, will resign from his directorship and corporate officer positions; and (3) Ms. Sherry Houtkin, who serves as our Director, will resign from her directorship. Additionally, our board of directors appointed (1) Mr. Jiangou Wei to serve as our sole Director, President, CEO, and Treasurer; and (2) Ge Gao to serve as our Corporate Secretary; with such appointments to be effective on the Effective Date.

Neither Mr. Jiangou Wei, who is to be newly appointed to our Board, nor Mr. Ge Gao, who is to be newly appointed to be the Corporate Secretary, were a member of the Board prior to the Share Purchase, neither held any position with us, and neither has been involved in any transactions with us or our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, neither Mr. Wei nor Mr. Gao have been convicted in any criminal proceeding nor have they ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Also provided herein are brief descriptions of the business experience of each director and director appointee during the past five years.

Director and Executive Officers prior to the Share Purchase

Name	Age	Position(s)
Brad Houtkin	42	President, Treasurer, Director(1)
Michael Houtkin	38	Secretary and Director
Sherry Houtkin	66	Director

(1) Mr. Houtkin serves as our Principal Executive, Financing and Accounting Officer.

Brad Houtkin has been our President, Treasurer and Director since December 15, 2008. Mr. Houtkin has also been COO of Houtkin Consulting, Inc., a real estate investment firm, since November, 2004. Prior to that, Mr. Houtkin was an executive officer of All Tech Investment Group, Inc., an investment firm.

Michael Houtkin has been our Secretary and Director since December 15, 2008. Mr. Houtkin understood that he would be appointed Secretary and Director when Brad Houtkin, his brother, acquired control of our common stock in December, 2008. Mr. Houtkin has been President of Plaza Promotions, a sales promotional company, since July 2008, and was Director of Sales for Plaza from July, 2004 until he became President.

Sherry Houtkin has been one of our directors since February 1994. Sherry Houtkin has been employed by Houtkin Consulting Corp., an investment consulting firm, since June 2009. She has not been affiliated or employed by any other company in the last five years.

Director and Executive Officer Nominee

Name	Age	Position
Jiangou Wei	60	Sole Director, President, Treasurer & CEO
Ge Gao	50	Secretary

Jiangou Wei, sole director nominee Mr. Wei has obtained extensive business and management experiences from his leadership positions with Changqing Group, a company engages in a diverse array of businesses including real estate, insurance, tourism, pension, and many others. He has served as the Executive Director and President of Changqing Group since October 1999, responsible for executive decision making and strategy development. In June 2011, Mr. Wei became the Chairman of Changqing International Pension Industry Group Co., Ltd., and in January 2017, Mr. Wei took the role of the Chairman of Beijing Changqing Foundation Tourism Development Co., Ltd. Prior to joining Chaingqing Group, from 1986 to 1993, Mr. Wei held several positions at the executive management level with Baoding China Construction Bank, a major Chinese government-owned bank. He graduated with a masters’ degree from Nanjing Engineering and Engineering College in 1978.

Ge Gao, Secretary Nominee Mr. Gao joined Changqing International Pension Industry Group Co., Ltd. as director in August 2011, and has held the position of director and general manager of Beijing Changqing Foundation Tourism Development Co., Ltd. since January, 2017. Previously, Mr. Gao worked in the Finance and Investment department of various companies, including Zhongtian Financial Group Co., Ltd. (from 1991 to 1996), Huawei Technologies Co., Ltd (from 1996 to 1997), Southern Securities Co., Ltd. (from 1997 to 2004), Chongqing Tongsheng Industrial (Group) Co., Ltd. (from 2007 to 2009), and Chongqing Zhongxun Holdings (Group) Co., Ltd. (from 2007 to 2011). He taught banking and securities investment classes as a professor at Chongqing Technology and Business University (from 2004 to 2010). Mr. Gao has a master’s degree and is a securities analyst.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “EVGI”. The OTC Pink does not have any requirements for establishing any committees. We have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

We believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by our director(s) without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, the sole director will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. Once we engage further directors and officers, we will develop a definition of independence and examine the composition of our Board with regard to this definition.

Directors Attendance at Meetings

During fiscal 2017, the Board took all actions by unanimous written consent without a meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended April 30, 2018 all of our executive officers, directors and greater-than-ten-percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our officer and director are serving without compensation. They are reimbursed for any out-of-pocket expenses that they incur on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We currently do not have any equity incentive plans under which to grant awards.

Employment Agreements

At present, we have no employees.

Director Compensation

We have not paid our directors fees in the past for attending board meetings. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors’ meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There have been no transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following persons had or will have a direct or indirect material interest:

●	Any director or executive officer of the Company;

●	Any person who will become a director or executive officer of the Company upon closing of the Exchange Agreement;

●	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the outstanding shares of common stock;

●	Any immediate family member of any of the foregoing persons sharing the householder of such person.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board prior to the Effective Date can write to:

Evergreen International Corp.

2295 N.W. Corporate Blvd.,

Suite 230, Boca Raton, FL 33431

Telephone: 1-702-834-9810

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

●	Forward the communication to the Director to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Director on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Evergreen International Corp.

	By:	/s/ Brad Houtkin
Name: Brad Houtkin
Title: President & Treasurer

Dated: July 27, 2018